Exhibit 99.1

Zhihu Inc. Reports Unaudited Second Quarter 2026 Financial Results

BEIJING, China, August 26, 2026 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter ended June 30, 2026.

Second Quarter 2026 Highlights

●	Total revenues were RMB690.1 million (US$101.7 million), compared with RMB716.9 million in the same period of 2025.

●	Gross margin was 57.0%, compared with 62.5% in the same period of 2025.

●	Net loss was RMB37.4 million (US$5.5 million), compared with a net income of RMB72.5 million in the same period of 2025.

●	Adjusted net loss (non-GAAP)[1] was RMB10.3 million (US$1.5 million), compared with an adjusted net income of RMB91.3 million in the same period of 2025.

●	Average monthly subscribing members[2] were 13.1 million in the second quarter of 2026.

“During the second quarter, Zhihu’s authentic, professional, and trustworthy community remained resilient, with stable engagement depth among our core users and continued growth in high-quality content and professional creators,” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu. “AI is increasingly becoming a new medium connecting users with content, enabling Zhihu’s long-established content, IP and expert capabilities to extend into a broader range of use cases and commercial applications. Our new businesses remain at the commercial validation stage. We will allocate resources based on genuine market demand, customer value and investment returns, while working to stabilize our core businesses and prudently assessing the sustainability of new business opportunities.”

“During the second quarter, our total revenues increased by 5.9% quarter-over-quarter, while the year-over-year decline narrowed further,” said Mr. Han Wang, chief financial officer of Zhihu. “Notably, paid content and IP operations achieved year-over-year growth, and our expert data solutions initially validated the end-to-end process from understanding customer needs through delivery at scale. We will continue to balance investments in key businesses with operating efficiency and optimize our revenue mix. We will maintain our disciplined approach and continue to execute share repurchases to maximize long-term value for our shareholders.”

Second Quarter 2026 Financial Results

Total revenues were RMB690.1 million (US$101.7 million), compared with RMB716.9 million in the same period of 2025.

Marketing services revenue was RMB199.0 million (US$29.3 million), compared with RMB222.8 million in the same period of 2025. The decrease was primarily due to our proactive and ongoing refinement of service offerings.

Paid content and IP operations revenue[3] was RMB425.9 million (US$62.8 million), compared with RMB408.2 million in the same period of 2025. The increase was primarily due to the growth of revenues generated from our IP operations.

Other revenues[3][4] were RMB65.2 million (US$9.6 million), compared with RMB86.0 million in the same period of 2025. The decrease was primarily due to the strategic refinement of our vocational training business.

Cost of revenues was RMB296.7 million (US$43.7 million), compared with RMB268.7 million in the same period of 2025. The increase was primarily due to an increase in content-related costs.

Gross profit was RMB393.4 million (US$58.0 million), compared with RMB448.2 million in the same period of 2025. Gross margin was 57.0%, compared with 62.5% in the same period of 2025. The decrease in gross margin was primarily due to our continued efforts in broadening and enhancing content offerings for all of our users.

Total operating expenses decreased by 13.0% to RMB469.4 million (US$69.2 million) from RMB539.2 million in the same period of 2025.

Selling and marketing expenses decreased by 5.4% to RMB308.7 million (US$45.5 million) from RMB326.3 million in the same period of 2025. The decrease was primarily due to more disciplined marketing spending.

Research and development expenses decreased by 25.4% to RMB108.6 million (US$16.0 million) from RMB145.7 million in the same period of 2025. The decrease was primarily attributable to improvements in our research and development efficiency.

General and administrative expenses decreased by 22.7% to RMB52.0 million (US$7.7 million) from RMB67.3 million in the same period of 2025. The decrease was primarily attributable to a decrease in personnel-related expenses.

Loss from operations narrowed by 16.6% to RMB75.9 million (US$11.2 million) from RMB91.0 million in the same period of 2025.

Adjusted loss from operations (non-GAAP)[1] narrowed by 32.0% to RMB48.7 million (US$7.2 million) from RMB71.5 million in the same period of 2025.

Investment income was RMB16.4 million (US$2.4 million), compared with RMB140.8 million in the same period of 2025. The decrease was primarily attributable to unrealized gains as a result of re-measuring the fair value of our investment in a privately held company associated with an observable price change in the second quarter of 2025.

Net loss was RMB37.4 million (US$5.5 million), compared with a net income of RMB72.5 million in the same period of 2025.

Adjusted net loss (non-GAAP)[1] was RMB10.3 million (US$1.5 million), compared with an adjusted net income of RMB91.3 million in the same period of 2025.

Diluted net loss per American depositary share (“ADS”) was RMB0.49 (US$0.07), compared with a diluted net income per ADS of RMB0.88 in the same period of 2025.

Cash and cash equivalents, term deposits, restricted cash and short-term investments As of June 30, 2026, the Company had cash and cash equivalents, current and non-current term deposits, restricted cash and short-term investments of RMB4,423.8 million (US$652.0 million), compared with RMB4,451.2 million as of December 31, 2025.

Share Repurchase Programs

As of June 30, 2026, the Company had repurchased an aggregate of 41.3 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) for a total consideration of US$77.9 million on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Company’s existing share repurchase programs. During the second quarter of 2026, the Company repurchased 6.5 million Class A ordinary shares for a total consideration of US$7.2 million.

[1] Adjusted loss from operations and adjusted net income/(loss) are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[3] Starting from the first quarter of 2026, the Company reported revenues generated from paid membership and IP operations collectively as “paid content and IP operations revenue” to better present its business and results of operations in line with its overall strategy. Revenues generated from IP operations, which were formerly included in “other revenues,” consist primarily of copyrights licensing and content distribution. Revenues for the applicable comparison periods have been retrospectively reclassified.

[4] Starting from the third quarter of 2025, the Company simplified its revenue stream by reclassifying vocational training into “others” to align with its overall strategy. Revenues for the applicable comparison periods have been retrospectively reclassified.

Conference Call

The Company's management will host a conference call at 7:00 A.M. U.S. Eastern Time on Wednesday, August 26, 2026 (7:00 P.M. Beijing/Hong Kong Time on Wednesday, August 26, 2026) to discuss the results.

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers and a unique access PIN which can be used to join the conference call.

Registration Link: https://register-conf.media-server.com/register/BI3c94fe2d0990465dab12836827011f11

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, Zhihu has grown into the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net income/(loss), to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization and impairment of intangible assets resulting from business acquisitions, impairment of goodwill and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as they help the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from or as a substitute for analysis of our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.7851 to US$1.00, the exchange rate in effect as of June 30, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Zhihu Inc.

Email: ir@zhihu.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: zhihu@christensencomms.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Marketing services	222,778	191,413	198,991	29,328	419,737	390,404	57,538
Paid content and IP operations	408,159	402,322	425,938	62,775	829,034	828,260	122,070
Others	85,957	57,831	65,192	9,608	197,788	123,023	18,131
Total revenues	716,894	651,566	690,121	101,711	1,446,559	1,341,687	197,739
Cost of revenues	(268,711)	(263,235)	(296,689)	(43,727)	(547,272)	(559,924)	(82,523)
Gross profit	448,183	388,331	393,432	57,984	899,287	781,763	115,216

Selling and marketing expenses	(326,255)	(285,146)	(308,740)	(45,503)	(646,887)	(593,886)	(87,528)
Research and development expenses	(145,683)	(110,065)	(108,615)	(16,008)	(287,549)	(218,680)	(32,229)
General and administrative expenses	(67,251)	(56,005)	(51,995)	(7,663)	(108,460)	(108,000)	(15,917)
Total operating expenses	(539,189)	(451,216)	(469,350)	(69,174)	(1,042,896)	(920,566)	(135,674)

Loss from operations	(91,006)	(62,885)	(75,918)	(11,190)	(143,609)	(138,803)	(20,458)

Other income/(expenses):
Investment income	140,836	28,594	16,390	2,416	160,185	44,984	6,630
Interest income	20,247	15,608	14,696	2,166	40,857	30,304	4,466
Exchange losses	(38)	(90)	(89)	(13)	(134)	(179)	(26)
Others, net	31,120	11,856	4,164	614	33,519	16,020	2,361

Income/(Loss) before income tax	101,159	(6,917)	(40,757)	(6,007)	90,818	(47,674)	(7,027)
Income tax (expenses)/benefits	(28,679)	(1,610)	3,366	496	(28,446)	1,756	259
Net income/(loss)	72,480	(8,527)	(37,391)	(5,511)	62,372	(45,918)	(6,768)
Net loss/(income) attributable to noncontrolling interests	2	23	(31)	(5)	16	(8)	(1)
Net income/(loss) attributable to Zhihu Inc.’s shareholders	72,482	(8,504)	(37,422)	(5,516)	62,388	(45,926)	(6,769)

Net income/(loss) per share
Basic	0.30	(0.04)	(0.16)	(0.02)	0.26	(0.20)	(0.03)
Diluted	0.29	(0.04)	(0.16)	(0.02)	0.25	(0.20)	(0.03)

Net income/(loss) per ADS (One ADS represents three Class A ordinary shares)
Basic	0.90	(0.11)	(0.49)	(0.07)	0.77	(0.60)	(0.09)
Diluted	0.88	(0.11)	(0.49)	(0.07)	0.76	(0.60)	(0.09)

Weighted average number of ordinary shares outstanding
Basic	240,762,092	231,674,268	229,444,473	229,444,473	242,622,911	230,570,312	230,570,312
Diluted	245,755,672	231,674,268	229,444,473	229,444,473	247,329,829	230,570,312	230,570,312

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	10	386	358	53	(862)	744	110
Selling and marketing expenses	(294)	(271)	(297)	(44)	(32)	(568)	(84)
Research and development expenses	(870)	7,158	7,505	1,106	(1,469)	14,663	2,161
General and administrative expenses	17,124	17,005	18,170	2,678	32,491	35,175	5,184

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,369,154	2,917,986	430,058
Term deposits	30,000	372,436	54,890
Short-term investments	840,938	1,014,212	149,476
Restricted cash	1,078	9,155	1,349
Trade receivables	357,998	407,727	60,092
Amounts due from related parties	25,570	16,541	2,438
Prepayments and other current assets	107,265	111,293	16,403
Total current assets	4,732,003	4,849,350	714,706
Non-current assets:
Property and equipment, net	5,349	3,468	511
Intangible assets, net	29,588	26,232	3,866
Long-term investments, net	158,480	27,760	4,091
Term deposits	210,000	110,000	16,212
Right-of-use assets	42,063	27,365	4,033
Other non-current assets	13,391	9,363	1,380
Total non-current assets	458,871	204,188	30,093
Total assets	5,190,874	5,053,538	744,799
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	681,307	702,167	103,487
Salary and welfare payables	188,038	115,254	16,986
Taxes payables	16,285	29,037	4,280
Contract liabilities	186,034	208,350	30,707
Amounts due to related parties	16,135	8,909	1,313
Short term lease liabilities	21,382	17,899	2,638
Short-term borrowings	35,000	104,058	15,336
Other current liabilities	124,233	112,904	16,640
Total current liabilities	1,268,414	1,298,578	191,387
Non-current liabilities:
Long term lease liabilities	15,592	5,214	768
Deferred tax liabilities	27,174	6,116	901
Other non-current liabilities	4,650	6,340	935
Total non-current liabilities	47,416	17,670	2,604
Total liabilities	1,315,830	1,316,248	193,991

Total Zhihu Inc.’s shareholders’ equity	3,804,136	3,663,427	539,922
Noncontrolling interests	70,908	73,863	10,886
Total shareholders’ equity	3,875,044	3,737,290	550,808

Total liabilities and shareholders’ equity	5,190,874	5,053,538	744,799

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(91,006)	(62,885)	(75,918)	(11,190)	(143,609)	(138,803)	(20,458)
Add:
Share-based compensation expenses	15,970	24,278	25,736	3,793	30,128	50,014	7,371
Amortization and impairment of intangible assets resulting from business acquisitions	3,490	1,510	1,510	223	6,980	3,020	445
Adjusted loss from operations	(71,546)	(37,097)	(48,672)	(7,174)	(106,501)	(85,769)	(12,642)

Net income/(loss)	72,480	(8,527)	(37,391)	(5,511)	62,372	(45,918)	(6,768)
Add:
Share-based compensation expenses	15,970	24,278	25,736	3,793	30,128	50,014	7,371
Amortization and impairment of intangible assets resulting from business acquisitions	3,490	1,510	1,510	223	6,980	3,020	445
Tax effects on non-GAAP adjustments	(600)	(105)	(105)	(15)	(1,200)	(210)	(31)
Adjusted net income/(loss)	91,340	17,156	(10,250)	(1,510)	98,280	6,906	1,017